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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  / / Form 10-K and Form 10-KSB / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q and Form 10-QSB / / Form N-SAR

               For Period Ended September 30, 1996
              / / Transition Report on Form 10-K and Form 10-KSB
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q and Form 10-QSB
              / / Transition Report on Form N-SAR
               For the Transition Period Ended: ________________

            Read Instructions (on back page) Before Preparing Form,
                             Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________


PART I - REGISTRANT INFORMATION

Full Name of Registrant: BIO-DYNE CORPORATION
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Address of Principal Executive Office (Street and Number):

5400 Bucknell Drive, S.W., Atlanta, GA 30336
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed. (Check box if appropriate):      /x/

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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

  The Company has not been able to compile the requisite financial data necessary to enable it to have to have sufficient time to complete the Company's financial statements by November 14, 1996, which is the required filing date for the Company's annual report on Form 10-KSB, without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Timothy Holstein                  404          346-3100
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Appendix A

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                             BIO-DYNE CORPORATION
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 1996                 BIO-DYNE CORPORATION

                                    By: /s/ Timothy Holstein
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                                        Timothy Holstein
                                        President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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                             BIO-DYNE CORPORATION

                                  Appendix A

For the quarter ended September 30, 1995, Bio-Dyne Corporation reported sales of $3,977,000 and a Net Loss of $563,000.

Since the quarterly financial statements are not completed, it is impossible to accurately estimate the sales and net loss for the quarter ended September 30, 1996. However, at the present time it appears that the sales for the year ended March 31, 1996 will be approximately $1,326,000 lower than the quarter ended September 30, 1995, and the net loss will be $662,000.